Exhibit 99.1

Viomi Technology Co., Ltd Reports First Half 2026 Unaudited Financial Results

FOSHAN, China, August 27, 2026 – Viomi Technology Co., Ltd (“Viomi”, the “Company” or “we”) (NASDAQ: VIOT), a leading global technology company for home water systems, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half 2026 Financial Overview

●	Net revenues were RMB740.0 million (US$109.1 million), compared to RMB1,477.6 million for the same period of 2025.
●	Gross margin was 24.0%.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “During the first half of 2026, the phase-out of national subsidy policies for our core product categories led to a temporary contraction in market demand. Coupled with a high base effect from the prior year, this resulted in a decline in the Company’s total revenues to RMB740.0 million, down 49.9% year over year. Net loss attributable to ordinary shareholders was RMB26.3 million, primarily due to reduced revenue scale alongside our continued strategic investments in overseas market expansion. Despite these temporary headwinds, the Company remained steadfast in its strategic resolve: we steadily expanded our overseas channel network and further strengthened our core technology and product portfolio, reinforcing our foundation for operational improvement and sustainable, high-quality development.”

“On overseas channel expansion, the Company is making progress on multiple fronts. In North America, we are leveraging synergies across online and offline channels to accelerate the establishment of a comprehensive market presence. Our Amazon e-commerce business sustained strong momentum with triple-digit year-over-year growth in the first half, including a robust Prime Day performance, where our flagship product V6 Pro ranked among the Top 8 in the under-sink tankless RO category. At the same time, we are actively expanding into offline retail and professional channels to build a more diversified product and brand matrix. Our presence at international trade shows, such as the WQA convention in the United States, has steadily enhanced our professional brand image and global visibility.”

“In Southeast Asia, building upon our established channel presence in Malaysia, we have continued to expand our regional footprint, successfully entering the Singapore market and exhibiting at the Consumer Electronics Exhibition 2026 (CEE) in May, further enhancing our brand influence across the region. Additionally, in partnership with overseas strategic clients, we have successfully penetrated the Turkish market, leveraging our Water Purifier Gigafactory’s agile supply chain and quality advantages to add another strategic pillar to our global footprint.”

“On the technology and product front, the Company continued to increase R&D investments, focusing on breakthroughs in cooling and ice-making technologies. Our higher-integration product formats are extending usage scenarios from home to office environments, while iterative upgrades to our multi-functional faucets further address increasingly diversified household water usage needs. Our Water Purifier Gigafactory’s modular production lines and agile manufacturing capabilities enable us to rapidly respond to customized product development across multiple categories and regions, while maximizing production efficiency and continuously optimizing manufacturing costs. These capabilities provide a solid foundation for the commercialization and scaled deployment of our technological innovations.”

“With respect to shareholder returns, the Company remains committed to its long-term pledge. In March 2026, the Board of Directors approved a special cash dividend of US$0.022 per ordinary share (US$0.066 per ADS), continuing to share the fruits of development with shareholders. Meanwhile, we steadily advanced our share repurchase program: as of June 30, 2026, the Company had cumulatively repurchased approximately 2.4 million ADSs for a total consideration of approximately US$3.8 million, with the remaining authorization of approximately US$16.2 million to be deployed for future repurchases, demonstrating our firm confidence in the Company’s long-term value and future prospects through tangible actions.”

“Looking to the second half of the year, the Company will focus on the following key operational improvement initiatives: first, pursuing more targeted expansion in overseas markets, deepening our presence in core strategic markets such as North America and Southeast Asia, while improving localized operational efficiency; second, actively broadening our base of overseas strategic clients to fully leverage our Water Purifier Gigafactory’s scale effects and cost advantages; and third, comprehensively improving operational efficiency and optimizing our cost structure to return to profitability at the earliest opportunity and continue to generate sustainable returns for shareholders,” Mr. Chen concluded.

First Half 2026 Financial Results

REVENUES

Net revenues were RMB740.0 million (US$109.1 million), a decrease of 49.9% from RMB1,477.6 million for the same period of 2025, mainly due to the combined effect of the phase-out of government subsidies for core product categories and the high base in the same period last year.

-	Home water systems. Revenues from home water systems were RMB473.4 million (US$69.8 million), a decrease of 55.3% from RMB1,058.3 million for the same period of 2025, primarily due to the decline in national subsidies for water purifiers.

-	Consumables. Revenues from consumables were RMB131.7 million (US$19.4 million), an increase of 6.9% from RMB123.2 million for the same period of 2025, driven by the growing installed base of water purifiers, which boosted consumable revenue and partially offset the broader decline.

-	Kitchen appliances and others. Revenues from kitchen appliances and others were RMB134.9 million (US$19.9 million), a decrease of 54.4% from RMB296.1 million for the same period of 2025, primarily due to a reduction in orders from Xiaomi, as well as a strategic contraction of Viomi-branded products in this category.

GROSS PROFIT

Gross profit was RMB177.7 million (US$26.2 million), compared to RMB391.2 million for the same period of 2025. Gross margin was 24.0%, compared to 26.5% for the same period of 2025. The decrease in gross margin was mainly due to the phase-out of national subsidies in the domestic market, which resulted in softer market demand and heightened competition and pricing pressure across our major product categories .

OPERATING EXPENSES

Total operating expenses were RMB247.0 million (US$36.4 million), a decrease of 12.2% from RMB281.4 million for the same period of 2025, primarily due to decreased general and administrative expenses, as well as a decrease in selling and marketing expenses.

Research and development expenses were RMB96.1 million (US$14.2 million), an increase of 7.6% from RMB89.3 million for the same period of 2025, mainly attributable to the expansion of our specialized technical talent pool to support new technology development, alongside higher depreciation and amortization charges arising from new capital investments.

Selling and marketing expenses were RMB109.6 million (US$16.1 million), a decrease of 15.1% from RMB129.0 million for the same period of 2025, mainly driven by the reduction in advertising and promotional spending in the domestic market, as well as lower platform service fees and logistics costs in line with revenue scale.

General and administrative expenses were RMB41.4 million (US$6.1 million), a decrease of 34.3% from RMB63.0 million for the same period of 2025, primarily attributable to tightened control over personnel expenditures, alongside a reduced allowance for credit losses.

INCOME (LOSS) FROM OPERATIONS

Loss from operations was RMB50.7 million (US$7.5 million), compared to income from operations of RMB118.8 million for the same period of 2025.

Non-GAAP operating loss1 was RMB44.1 million (US$6.5 million), compared to non-GAAP operating income of RMB126.0 million for the same period of 2025.

NET INCOME (LOSS)

Net loss attributable to ordinary shareholders of the Company was RMB26.3 million (US$3.9 million), compared to net income attributable to ordinary shareholders of the Company of RMB120.4 million for the same period of 2025.

Non-GAAP net loss attributable to ordinary shareholders2 of the Company was RMB19.6 million (US$2.9 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB127.6 million for the same period of 2025.

BALANCE SHEET

As of June 30, 2026, the Company had cash and cash equivalents of RMB603.8 million (US$89.0 million), restricted cash of RMB153.3 million (US$22.6 million), short-term deposits of RMB279.2 million (US$41.2 million), and short-term investments of RMB120.8 million (US$17.8 million), compared to RMB806.6 million, RMB164.4 million, RMB258.0 million, and RMB82.6 million, respectively, as of December 31, 2025.

1 “Non-GAAP operating income (loss)” is defined as income (loss) from operations excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

2 “Non-GAAP net income (loss) attributable to ordinary shareholders of the Company” is defined as net income (loss) attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

About Viomi Technology

Viomi’s mission is “AI for Better water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water systems, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income/(loss), non-GAAP net income/(loss), and non-GAAP net income/(loss) attributable to ordinary shareholders of the Company, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income/(loss) is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purposes.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7851 to US$1.00, the effective noon buying rate for June 30, 2026, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the estimated revenue and income from operations from the Continuing Businesses, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi; recognition of the Company’s brand; trends and competition in the global IoT-enabled smart home market; the development and commercialization of new products, services and technologies; governmental policies and the relevant regulatory environment relating to the Company’s industry and/or aspects of its business operations; general economic conditions in China and around the globe; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	806,599	603,790	88,988
Restricted cash	164,431	153,338	22,599
Short-term deposits	257,950	279,247	41,156
Short-term investments	82,598	120,805	17,804
Accounts and notes receivable from third parties	24,535	27,015	3,982
Accounts receivable from related parties	340,173	389,918	57,467
Other receivables from related parties	200	537	79
Inventories, net	126,879	116,355	17,149
Prepaid expenses and other current assets	157,096	99,361	14,644
Total current assets	1,960,461	1,790,366	263,868

Non-current assets
Prepaid expenses and other non-current assets	19,055	14,893	2,195
Property, plant and equipment, net	305,432	311,399	45,895
Long-term deposits	20,101	20,260	2,986
Deferred tax assets	8,415	21,737	3,204
Intangible assets, net	6,255	5,631	830
Right-of-use assets, net	1,646	653	96
Land use rights, net	56,631	55,995	8,253
Long-term investment	12,952	36,302	5,350
Total non-current assets	430,487	466,870	68,809

Total assets	2,390,948	2,257,236	332,677

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	517,878	473,936	69,850
Advances from customers	10,153	12,275	1,809
Amount due to related parties	596	2,668	393
Accrued expenses and other liabilities	157,043	138,854	20,466
Short-term borrowing	40,000	50,000	7,369
Income tax payables	1,439	5,261	775
Lease liabilities due within one year	1,310	453	67
Long-term borrowing – current portion	25,061	24,959	3,679
Total current liabilities	753,480	708,406	104,408

Non-current liabilities
Accrued expenses and other liabilities – non-current portion	53,117	51,108	7,532
Long-term borrowing	51,666	39,187	5,775
Lease liabilities	421	237	35
Total non-current liabilities	105,204	90,532	13,342

Total liabilities	858,684	798,938	117,750

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 99,200,641 and 95,171,125 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 102,764,548 and 102,674,548 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	6	6	1
Treasury stock	(103,085)	(112,527)	(16,584)
Additional paid-in capital	1,414,499	1,421,133	209,449
Retained earnings	226,317	169,764	25,020
Accumulated other comprehensive loss	(11,080)	(25,204)	(3,715)

Total equity attributable to shareholders of the Company	1,526,663	1,453,178	214,172

Non-controlling interests	5,601	5,120	755

Total shareholders’ equity	1,532,264	1,458,298	214,927

Total liabilities and shareholders’ equity	2,390,948	2,257,236	332,677

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Net revenues:
A related party	1,360,966	666,138	98,177
Third parties	116,653	73,858	10,885
Total net revenues	1,477,619	739,996	109,062

Cost of revenues	(1,086,467)	(562,316)	(82,875)

Gross profit	391,152	177,680	26,187

Operating expenses
Research and development expenses	(89,313)	(96,059)	(14,157)
Selling and marketing expenses	(129,034)	(109,556)	(16,147)
General and administrative expenses	(63,029)	(41,401)	(6,102)

Total operating expenses	(281,376)	(247,016)	(36,406)

Other income, net	9,071	18,604	2,742

Income (loss) from operations	118,847	(50,732)	(7,477)

Interest and investment income, net	18,687	14,479	2,134

Income (loss) before income tax expenses	137,534	(36,253)	(5,343)

Income tax (expenses) benefits	(17,006)	9,486	1,398

Net income (loss)	120,528	(26,767)	(3,945)

Less: Net income (loss) attributable to the non-controlling interest shareholders	133	(481)	(71)

Net income (loss) attributable to ordinary shareholders of the Company	120,395	(26,286)	(3,874)

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(3,875)	(14,124)	(2,082)

Total comprehensive income (loss) attributable to ordinary shareholders of the Company	116,520	(40,410)	(5,956)

Net income (loss) per ADS*
-Basic	1.77	(0.39)	(0.06)
-Diluted	1.75	(0.39)	(0.06)

Weighted average number of ADS used in calculating net income (loss) per ADS
-Basic	67,952,145	67,021,728	67,021,728
-Diluted	68,621,698	67,960,939	67,960,939

Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.59	(0.13)	(0.02)
-Diluted	0.58	(0.13)	(0.02)

Weighted average number of ordinary shares used in calculating net income (loss) per share
-Basic	203,856,436	201,065,185	201,065,185
-Diluted	205,865,093	203,882,817	203,882,817

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

General and administrative expenses	3,058	2,903	428
Research and development expenses	2,992	1,881	277
Selling and marketing expenses	1,110	1,888	278

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Six Months Ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Income (loss) from operations	118,847	(50,732)	(7,477)
Share-based compensation expenses	7,160	6,672	983

Non-GAAP operating income (loss)	126,007	(44,060)	(6,494)

Net income (loss)	120,528	(26,767)	(3,945)
Share-based compensation expenses	7,160	6,672	983

Non-GAAP net income (loss)	127,688	(20,095)	(2,962)

Net income (loss) attributable to ordinary shareholders of the Company	120,395	(26,286)	(3,874)
Share-based compensation expenses	7,160	6,672	983

Non-GAAP net income (loss) attributable to ordinary shareholders of the Company	127,555	(19,614)	(2,891)

Non-GAAP net income (loss) per ADS
-Basic	1.88	(0.29)	(0.04)
-Diluted	1.86	(0.29)	(0.04)

Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
-Basic	67,952,145	67,021,728	67,021,728
-Diluted	68,621,698	67,960,939	67,960,939

Non-GAAP net income (loss) per ordinary share
-Basic	0.63	(0.10)	(0.01)
-Diluted	0.62	(0.10)	(0.01)

Weighted average number of ordinary shares used in calculating Non-GAAP net income (loss) per share
-Basic	203,856,436	201,065,185	201,065,185
-Diluted	205,865,093	203,882,817	203,882,817